SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



SEC MAIL
RECEIVED
PROCESSING
JUL 01 2002
SECTION

For the transition period from to
Commission file number

CIVIC BANK OF COMMERCE PROFIT SHARING AND RETIREMENT PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)



02025273

CIVIC BANCORP
C/O CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Civic Bank of Commerce Profit Sharing and Retirement Plan
By: City National Corporation, as successor Plan Sponsor

Date: June 28, 2002

By: 
Michael B. Cahill, Executive Vice President and General Counsel

00111536

Exhibit No.	Exhibit	Page No.



LEGAL DEPARTMENT
400 NORTH ROXBURY DRIVE
BEVERLY HILLS, CALIFORNIA 90210-5021
(310) 888-6250
FAX (310) 888-6232

June 28, 2002

VIA OVERNIGHT DELIVERY


SEC MAIL
RECEIVED
JUL 0 1 2002
WASH, D.C.

Securities & Exchange Commission
450 5th Street N.W.
Washington, D.C. 20001

**Re: Civic Bank of Commerce Profit Sharing and Retirement Plan
Form 11-K Annual Report
Fiscal Year Ended December 31, 2001**

Dear Sir or Madam:

Enclosed please find for filing four copies of Form 11-K, including all exhibits, one copy of which has been manually signed by the successor Plan Sponsor, City National Corporation, which acquired all of the outstanding shares of Civic BanCorp on February 28, 2002.

Please stamp the enclosed copy of this letter with your filing stamp to indicate the date of filing, and return that copy of this letter in the enclosed envelope.

Very truly yours,

William J. Souza
Senior Trust Counsel

Enclosures

00111877



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Consent

The Board of Directors
City National Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33-65309) dated December 22, 1995, on Form S-8 of Civic Bancorp and the CivicBank of Commerce Profit Sharing Retirement Plan of our report dated May 24, 2002, relating to the statements of net assets available for benefits as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended and all related schedules, which report appears in the December 31, 2001 annual report on Form 11-K of the CivicBank of Commerce Profit Sharing Retirement Plan.

KPMG LLP

June 28, 2002
Los Angeles, California




KPMG


RECD S.E.C.
JUL - 1 2002
1086

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Index

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Administrative Committee
Civic Bank of Commerce Profit Sharing Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Civic Bank of Commerce Profit Sharing Retirement Plan (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other auditors whose report dated June 13, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 7 to the accompanying financial statements, the Board of Directors of Civic BanCorp, the plan sponsor, voted on February 20, 2002 to terminate the Plan effective February 28, 2002.

Our audit was performed for the purpose of forming an opinion on the 2001 basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the 2001 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
May 24, 2002



CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

Assets		**2001**	**2000**
Investments, at fair value (note 3):			
Collective trust	$	1,858,819	2,183,139
Mutual funds		2,722,205	1,926,544
Common stock		1,926,175	1,349,761
Participant loans		74,915	78,501
Total investments		6,582,114	5,537,945
Receivables:			
Participant contributions		13,864	16,630
Employer contributions		510,543	525,076
Total receivables		524,407	541,706
Total assets		7,106,521	6,079,651
Liabilities			
Payables – excess contributions payable		11,535	—
Total liabilities		11,535	—
Net assets available for benefits	$	7,094,986	6,079,651

See accompanying notes to financial statements.

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions (deletions) to net assets attributed to:			
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments	$	40,892	(104,822)
Interest and dividends		178,582	54,443
Total investment income (loss)		219,474	(50,379)
Contributions:			
Employer's		510,543	528,487
Participants'		705,693	579,663
Total contributions		1,216,236	1,108,150
Total additions		1,435,710	1,057,771
Deductions from net assets attributed to:			
Benefits paid to participants		405,796	859,587
Administrative expenses		14,579	7,216
Total deductions		420,375	866,803
Net increase		1,015,335	190,968
Net assets available for benefits:			
Beginning of year		6,079,651	5,888,683
End of year	$	7,094,986	6,079,651

See accompanying notes to financial statements.

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of the Plan

(a) *General*

The following description of the Civic Bank of Commerce Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering employees of Civic Bank of Commerce (the Company) who have three months of service. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

(b) *Contributions*

Each year, participants may contribute up to 12% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers five mutual funds, employer stock, and a common/collective trust as investment options for participants. The Company may make matching contributions to each participant based on his or her elective deferrals in a percentage set by the Company prior to the end of the Plan year. Employees must be employed on the last day of the Plan year to receive Company's matching contributions. Contributions are subject to certain limitations.

(c) *Participant Loans*

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding balance during the previous 12 months or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined by the Plan's trustee, or its affiliates, plus 1%. Principal and interest is paid ratably through semimonthly payroll deductions.

(d) *Participant's Accounts*

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(Continued)

(e) ***Vesting***

Participants are vested immediately in their contributions plus earnings thereon. Company contributions vest 20% after two years and 20% for each year thereafter, based on the employee's years of vesting service. A participant is 100% vested after six years of service.

(f) ***Benefit Payments***

On termination of service due to any reason, a participant may elect to receive either a lump-sum amount or annual installments equal to the value of the participant's vested interest in his or her account.

(g) ***Forfeited Accounts***

At December 31, 2001 and 2000, forfeited nonvested accounts totaled $41,329 and $32,533, respectively. Forfeited nonvested accounts are used to pay administrative expenses. For the year ended December 31, 2001 and 2000, forfeitures of $14,579 and $7,216, respectively, were used to pay administrative expenses.

(2) Significant Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) ***Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value. Mutual funds and common/collective trust investments are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The investment in common stock of the Company is valued at its quoted market price. Participant loans are valued at cost, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment valuation and return is subject to fluctuations in the market performance of the underlying investment alternatives provided by the Plan. Accordingly, investment returns may vary from period to period and in future periods depending on the underlying investments and these variations could be significant.

(c) ***Administrative Expenses***

Forfeitures are used to pay the administrative expenses of the Plan.

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(d) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) ***Payment of Participant Benefits***

Participant benefits are recorded when paid.

(3) Investments

The following table presents the fair value of investments as of December 31, 2001 and 2000 with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment		2001	2000
Wells Fargo S&P 500 Stock Fund	$	1,858,819	2,183,139
Civic BanCorp Common Stock		1,926,175	1,349,761
American Advantage Balanced Fund		1,040,179	798,795
Wells Fargo Bank Money Market Fund		747,029	427,292
Franklin Small Cap Growth Fund		327,212*	374,392
Wells Fargo Strong Corporate Bond Fund		344,472	207,366*
All other investments less than 5%		338,228	197,200
Total	$	6,582,114	5,537,945

* Less than 5%, included for comparison purposes only.

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $40,892 as follows:

Common/Collective Trust	$	(276,693)
Common Stock		398,841
Mutual Funds		(81,256)
Total	$	40,892

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated value by $104,822.

(Continued)

(4) Party-in-Interest Transactions

Certain Plan investments are shares of money market funds managed by Wells Fargo Bank and shares of common stock of Civic Bancorp. Wells Fargo Bank is the trustee and Civic Bank of Commerce, the plan sponsor as defined by the Plan, is a wholly owned subsidiary of Civic BanCorp and, therefore, these transactions qualify as party-in-interest transactions.

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated July 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

		2001	2000
Net assets available for benefits per financial statements	$	7,094,986	6,079,651
Less employer contributions receivable at December 31, 2001		(510,543)	(525,076)
Less employee contributions receivable at December 31, 2001		(13,864)	(16,630)
Add excess contribution distribution		11,535	—
Net assets available for benefits per form 5500	$	6,582,114	5,537,945

The following is a reconciliation of net increase in net assets per the financial statements for the year ended December 31, 2001 and 2000 to the Form 5500:

		2001	2000
Net increase in net assets per the financial statements	$	1,015,335	190,968
Less employer contributions receivable current year		(510,543)	(525,076)
Less employee contributions receivable current year		(13,864)	(16,630)
Add excess contribution distribution		11,535	—
Add employer contributions receivable prior year		525,076	411,454
Add employee contributions receivable prior year		16,630	23,395
Net increase in net assets per form 5500	$	1,044,169	84,111

(Continued)

(7) Subsequent Event

On February 28, 2002, Civic BanCorp was acquired by City National Corporation. The Board of Directors of the Company terminated the Plan effective February 28, 2002. City National Corporation will file an application with the Internal Revenue Service for favorable determination on the Plan's termination. As such, all participants became fully vested in their Company contributions and all contributions into the Plan ceased as of that date.

Once Internal Revenue Service approval has been received, the net assets will be distributed to participants. Participants will have a choice of options regarding these distributions. Participants may elect to rollover their funds into other qualified plans or request distributions in accordance with the Plan document. City National Corporation became the successor sponsor of the Plan effective February 28, 2002. Employees became eligible to participate in City National Corporation Profit Sharing Plan as of March 1, 2002 in accordance with the provisions of City National Corporation's Plan.

Schedule

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Current value
Cash and cash equivalents:			
Wells Fargo Bank*	Wells Fargo Bank Money Market, 747,029 shares	$	747,029
Total cash and cash equivalents			747,029
Employer Securities:			
Civic BanCorp*	Civic BanCorp Common Stock, 96,757 shares		1,926,175
Total common stocks			1,926,175
Mutual funds:			
Wells Fargo Bank*	Wells Fargo Bank Strong Corporate Bond Fund, 32,807 shares		344,472
Wells Fargo Bank*	Wells Fargo Bank Strong Government Securities Fund, 24,403 shares		263,313
Franklin	Franklin Small Cap Growth Fund, 10,498 shares		327,212
American Advantage	American Advantage Balanced Fund, 86,682 shares		1,040,179
Total mutual funds			1,975,176
Common/collective trusts:			
Wells Fargo Bank*	Wells Fargo Bank S&P 500 Stock Fund, 40,979 shares		1,858,819
Total common/collective trusts			1,858,819
Participant loans	Various maturities; balance collateralized by participant account, interest rates range from 8% to 10%		74,915
		$	6,582,114

* Party-in-interest.

See accompanying independent auditors' report.